Exhibit 12.1

Medivation, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Income (loss) before income taxes	$260,194	$(42,498)	$(41,250)	$(43,172)	$(32,465)
Add: Fixed charges	25,849	21,982	16,528	933	733

Earnings, as defined	$286,043	$(20,516)	$(24,722)	$(42,239)	$(31,732)

Fixed Charges
Interest expense	$6,792	$6,793	$5,332	$—	$—
Capitalized interest	1,459	—	—	—	—
Amortization of debt discount and issuance costs	14,898	13,456	9,663	—	—
Interest component of rentals (1)	2,700	1,733	1,533	933	733

Total	$25,849	$21,982	$16,528	$933	$733

Earnings (deficiency in earnings) to cover fixed charges	$286,043	$(42,498)	$(41,250)	$(43,172)	$(32,465)

Ratio of earnings to fixed charges	11.07	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
*	Because of the deficiency in earnings to cover fixed charges, the ratio information is not applicable.